Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2003	2002	2001	2000	1999

Earnings
Net Income	$45	$45	$40	$39	$15
Federal Income & State Tax	34	24	26	25	40

Total Earnings Before Federal and State Income Tax	79	69	66	64	55

Fixed Charges*	23	30	26	27	35
Total Earnings Before Federal and State Income Tax and Fixed Charges	$102	$99	$92	$91	$90

* Fixed Charges

Interest on Long-Term Debt	18	20	21	22	26
Amortization of Debt Discount, Premium and Expense	1	1	1	1	1
Interest Component of Rentals	2	2	1	1	3
Other Interest	2	7	3	3	5

Total Fixed Charges	$23	$30	$26	$27	$35

Ratio of Earnings to Fixed Charges	4.4	3.3	3.5	3.4	2.5